SEC File Number: 1-12955
                                                        CUSIP Number: 481138105



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                   (Check One)
                    [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
                   [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

                     For Period Ended:  December 26, 2004

[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

                      For the Transition Period Ended: N/A
                                                       ---



         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                                                    ---

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: Journal Register Company
                         ------------------------
Former name if applicable: N/A
                           ---

Address of Principal Executive Office (Street and Number):
50 West State Street, Trenton, New Jersey 08608


                                     PART II
                             RULES 12B-25(B) AND (C)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

           State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company has determined that additional time is needed to finalize the Company's Form 10-K and management's report on internal control over financial reporting. The Company expects to file its Form 10-K, including the completed report on internal controls, within the 15 day extension period provided by Rule 12b-25.

                                      PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Jean B. Clifton        (609)                   396-2200
           ---------------------------------------------------------------------
           (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
           [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company reported net income for fiscal year 2004 of $116.5 million, or $2.74 per diluted share, as compared to net income of $72.0 million, or $1.72 per diluted share, for fiscal year 2003. These results were disclosed in a press release and related Form 8-K filed by the Company on February 18, 2005.







                            Journal Register Company
                            ------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 11, 2005               By:/s/ Jean B. Clifton
                                       -------------------
                                       Jean B. Clifton
                                       Executive Vice President
                                       and Chief Financial Officer